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[DESCRIPTION]STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
Exhibit 11
Sutron Corporation
Computation of Per Share Earnings

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
					 Three Months Ended		Six Months Ended
                                         June 30,			June 30,
                                          2000	     1999		2000		1999
                                        __________	_________	_________	_________
Basic EPS
Average shares outstanding		4,298,351	4,298,351	4,298,351	4,298,351
Net Income				$(149,956)	 $346,787	$(316,948)	$453,774
Net Income per common share		    $(.03)	     $.08	    $(.07)	   $.11

Dilutive EPS
Average shares outstanding		4,298,351	4,298,351	4,298,351	4,298,351
Effect of dilutive securities		        -	   58,052	   14,205	   64,750
Total average shares outstanding	4,298,351	4,356,403	4,312,556	4,363,101
Net earnings				$(149,956)	 $346,787	$(316,948)	 $453,774
Net income per diluted share		    $(.03)	     $.08	    $(.07)	     $.10

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